First Quarter 2022 Results May 2022 Exhibit 99.2

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

HIGHLIGHTS & OVERVIEW 01.

All amounts in USD unless stated otherwise Highlights – First Quarter 2022 Note – Financial figures are unaudited. Convenience translation - The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3534 to US$1.00, being the approximate rate in effect as of March 31, 2022. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 1. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income, Adjusted Net Income Margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Revenue Adjusted EBITDA1 Q1 2022 $113m or S$152m +26.9% Year-on-year Q1 2022 $35m or S$48m +27.6% Year-on-year Q1 2022 $22m or S$30m +34.9% Year-on-year Continued Client Growth 10 New Logos Added in 1Q 2022 Leading short-form, video-sharing social media company 55 Clients as of 31Mar22 (31Mar21: 39) Key Logo Additions Leading Southeast Asia e-commerce platform Adjusted Net Income1 Net Cash from Operating Activities $37m Strong Cashflows +188.1% Year-on-year

Spectrum of complex and specialized services Omnichannel Customer Experience Sales & Digital Marketing Content Monitoring & Moderation Drive positive CX outcomes for disruptive, new economy verticals Design and execute digital ad campaigns for small & medium businesses Manage trust & safety across social media & other digital platforms Source: Frost & Sullivan report Source: Everest report, conservative estimate not accounting for metaverse related growth Global CX Market Size US$100b by 20251 (12% CAGR from 2020 to 2025 for new economy industry) Global Digital Advertising Market Size US$725b by 20251 Global Trust and Safety Market Size US$15-20b by 20242

Provides a range of Trust & Safety work under Omnichannel CX Data Annotation Listing Verification Know-Your-Customer Data labeling in various formats to enable machine-learning Ensure authenticity and accuracy of listings for rental or sale Verification and onboarding of new accounts

Solidifying our Asian presence; Expanding our global footprint CHINA PHILIPPINES JAPAN THAILAND SPAIN COLOMBIA INDIA MALAYSIA SINGAPORE ROMANIA S. KOREA 15,000+ Employees globally as at Mar 31, 2022 1. First time revenue contribution from Colombia, Korea, India and Romania in FY2021 2021 Expansion Existing 2022 Plans INDONESIA VIETNAM

Our growth strategy Expand business and service offerings with existing clients Strengthen business development and marketing to accelerate new client growth Prudent expansion into new geographic markets Maintain operational and cost efficiencies; continuous improvement of productivity Strategic M&A to add capabilities, clients or geographies

Q1 2022 PERFORMANCE 02.

Q1 financial performance Adjusted EBITDA Margin2 (%) 31.1% 31.3% Adjusted Net Income2 (US$m1) Adjusted EBITDA2 (US$m1) Revenue (US$m1) Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3534 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of March 31, 2022. 2. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income and Adjusted Net Income Margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Adjusted Net Income Margin (%) 18.6% 19.8%

Q1 revenue by service offering Revenue Change by Service (US$m1) 1. FX rate of US$1 = S$1.3534 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of March 31, 2022. 2. Other service fees include revenues classified in the Consolidated Financial Statements as other business process services and other services. +26.9% 89 113 Note – Financial figures are unaudited. Total might not add up due to rounding. -3% +60% +25% Omnichannel CX 61% Content Moderation & Monitoring 14% Sales & Digital Marketing 23% Revenue Mix by Service (US$m1) Omnichannel CX Sales & Digital Marketing Content Monitoring & Moderation Others2

Q1 revenue by geographies Revenue Change by Geography (US$m1) 1. FX rate of US$1 = S$1.3534 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of March 31, 2022. . +26.9% Note – Financial figures are unaudited. Total might not add up due to rounding. +44% +23% +7% +37% Philippines 24% Singapore 23% Malaysia 30% Thailand 14% China 2% Japan 4% Others 2% Revenue Mix by Geography (US$m1) Singapore Philippines Malaysia Thailand

Client additions in Q1 2022 Note – Financial figures are unaudited. 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. 93% Revenue from New Economy1 clients for 1Q 2022 Logos added during the period Client count (as of 31 Mar) Focus on Supporting New Economy1 Clients More than doubled

Q1 operating expenses Operating Costs as a % of Revenue (%) Total Operating Cost (US$m) 78.6% 81.3% Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. 76.1% excluding share-based payment expense +39% -4% +8% +28% excluding share-based payment expense Employee benefits Depreciation All others

OUTLOOK 03.

Financial outlook Revenue (millions)1 Revenue growth (YoY) at midpoint Adjusted EBITDA Margin2,3 Approximately 30.0% to 32.0% FY2022 Outlook Note: Financial figures are unaudited. 1. FX rate of US$1 = S$1.3534 assumed in converting financials from Singapore dollar to US dollar. 2. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. 3. Adjusted EBITDA margin is a supplemental, non IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. US$480 to US$499 or S$650 – S$675 Revised 19.3% Revised Unchanged

APPENDIX

Summary financials Income Statement, Unaudited S$M US$M Q1 2021 Q1 2022 Q1 2021 Q1 2022 Revenue 120.1 152.4 88.7 112.6 Employee benefits expense -74.8 -103.9 -55.2 -76.7 Depreciation expense -9.9 -9.6 -7.3 -7.1 Rental and maintenance expense -2.8 -2.3 -2.1 -1.7 Recruitment expense -2.0 -2.8 -1.5 -2.1 Transport and travelling expense -0.2 -0.2 -0.2 -0.1 Telecom and technology expense -1.9 -2.6 -1.4 -1.9 Interest expense -0.9 -0.5 -0.7 -0.4 Other operating expense -2.8 -2.6 -2.1 -1.9 Interest income 0.1 0.3 0.1 0.2 Other operating income 1.7 1.6 1.3 1.2 Profit before income tax 26.6 30.0 19.6 22.1 Income tax expenses -4.2 -7.8 -3.1 -5.7 Profit for the period 22.3 22.2 16.5 16.4 1. Share of profit from an associate and gain on disposal of a subsidiary not shown as they are not significant. 2. Totals might not add up due to rounding. Note – To the extent so indicated, financial figures are unaudited.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted EBITDA (US$m) Q1 20211 (Unaudited) Q1 20221 (Unaudited) Profit for the Period 16.5 16.4 Adjustments: Depreciation Expense 7.3 7.1 Income Tax Expense 3.1 5.7 Interest Expense 0.7 0.4 Interest Income -0.1 -0.2 EBITDA 27.6 29.4 Equity-settled share-based payment expense - 5.9 Adjusted EBITDA 27.6 35.2 1. FX rate of US$1 = S$1.3534 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of March 31, 2022. 2. Totals might not add up due to rounding. Note – To the extent so indicated, financial figures are unaudited. Reconciliation of Adjusted Net Income (US$m) Q1 20211 (Unaudited) Q1 20221 (Unaudited) Profit for the Period 16.5 16.4 Adjustments: Equity-settled share-based payment expense - 5.9 Adjusted Net Income 16.5 22.3

TDCX - Unique combination of competitive advantages Source: Company F-1 Public Filing. 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. Multi-Geographical Presence; Leadership in Southeast Asia 11 Geographies Global footprint Anchored in SEA with leadership position >90% Revenue from Southeast Asia 93% FY2021 Revenue from New Economy Clients Focus on High Growth New Economy1 Clients Focus on Complex Services and New Economy clients >60% of employees are college or university graduates Focus on Complex Services Deep understanding of fast-growing verticals Domain Expertise Proprietary technologies with data analytics capabilities Technology Better employee outcomes Better Employee Through-put 1 Domain Expertise and Technology Culture Aligned with Tech Clients; Strong Focus on Talent & Innovation 2 3 4 Higher revenue and EBITDA per employee compared to CX peers High employee satisfaction scores Lower attrition compared to industry

Strong growth in total addressable market TDCX is uniquely positioned to capture the increasing demand for CX services, especially in Southeast Asia, from New Economy1 clients 13.3% 4.4% 20A-25E CAGR CAGR: 6.7% New Economy1 Traditional Economy 11.8% CAGR: 4.6% 2.2% 20A-25E CAGR SEA CX Market Size (US$b) Global CX Market Size (US$b) Source: Company F-1 Public Filing, Frost & Sullivan. Market sizing based on delivery locations which includes both onshore and offshore data. 1 “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. TDCX is expanding globally

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